INVESTMENT MANAGERS SERIES TRUST II

235 West Galena Street

Milwaukee, Wisconsin 53212

July 23, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Attn: Jeff Foor

Washington, D.C. 20549

Re:

Investment Managers Series Trust II (the “Trust”) (CIK: 0001587982)

Post-Effective Amendment No. 150 to the Trust’s Registration Statement

(Accession No.0001398344-18-009967) File Nos. 333-191476 and 811-22894

on behalf of PhaseCapital Dynamic Multi-Asset Growth Fund (the “Fund”)

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 150 under the Act and Amendment No. 153 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-18-009967) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on July 11, 2018. The Amendment is being withdrawn because the Trust has decided not to move forward with the proposed changes to the Fund at this time. No securities have been issued or sold in connection with this Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 385-5777.

Thank you for your assistance in this matter.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary